SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: July 1, 2003	By:/s/ Nancy C. Gardner

2 June 2003.   David Grigson

1. Name of company

Reuters Group PLC

2. Name of director

David John Grigson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David John Grigson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a) sale of shares b) purchase of shares

7. Number of shares / amount of stock acquired

b) 3,830

8. Percentage of issued class

less than 1%

9. Number of shares/amount of stock disposed

a) 445

10. Percentage of issued class

Less than 1%

11. Class of security

Ordinary 25p shares

12. Price per share

a) 183.75 pence per share b) 184.00 pence per share

13. Date of transaction

2 June 2003

14. Date company informed

2 June 2003

15. Total holding following this notification

48,430 Shares
521,853 Share options
306,078 Long Term Incentive Plans

16. Total percentage holding of issued class following this notification

Less than 1%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Ruth Yeoman – 020 7542 3838

25. Name and signature of authorised company official responsible for making this notification

Ruth Yeoman

Date of Notification

2 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

20 June 2003.   Reuters – Changes To Management Structure

London — As part of its Fast Forward programme to accelerate the transformation of its business, Reuters has announced changes to simplify its senior management structure.

Operational management of the business will be brought under the direct control of the Group Management Committee, which is chaired by Chief Executive Tom Glocer.

As part of these changes, Philip Green, Chief Operating Officer and Executive Director, has chosen to leave the company effective 30 June. The position of Chief Operating Officer will be eliminated.

Philip Green joined Reuters as Chief Executive, Reuters Trading Systems in 1999 from DHL International, where he was Chief Operating Officer, Europe and Africa. He became Reuters Chief Operating Officer in 2001.

Tom Glocer, Reuters Group Chief Executive, said: “The purpose of this management change is to slim down and bring greater focus to senior management as we reshape Reuters business. We have undertaken to reduce costs and I believe it is imperative that we cut expenditure at every level in the company.

“Bringing operational management under the direct control of the Group Management Committee will concentrate senior management’s attention on the day-to-day changes needed to take this company to peak performance. This change comes at a time when Reuters is making good progress in line with existing guidance.

“Like all the changes being made to return Reuters to financial strength, this move has been difficult for all of us in the company. Philip has made a valuable and enduring contribution to Reuters and leaves with our thanks and warm wishes.”

ENDS

Contacts

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Investors – UK
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Investors and press – USA
Nancy Bobrowitz
Tel: +1 646 223 5220
nancy.bobrowitz@reuters.com

Note to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.